                           Filed by Vivendi
                           Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                      Subject Company:The Seagram Company Ltd.
                                                      Commission File No.1-2275
                                               and

                                      Subject Company:Canal Plus S.A.
                                                      Commission File No.82-2270
                                                      November 2, 2000

                            [HAVAS INTERACTIVE LOGO]

[HAVAS INTERACTIVE LOGO]


                  FROM HAVAS INTERACTIVE TO VIVENDI UNIVERSAL:
                     LEADERSHIP IN INTERACTIVE ENTERTAINMENT

                                   HUBERT JOLY
                             CEO, HAVAS INTERACTIVE

                                NOVEMBER 1, 2000
                                    NEW YORK

[HAVAS INTERACTIVE LOGO]

                           IMPORTANT LEGAL DISCLAIMER

This document contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+'s and Seagram's businesses will not be integrated successfully; costs related to the merger; failure of the Vivendi, Canal+ or Seagram's stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increase competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information because it contains important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.

[HAVAS INTERACTIVE LOGO]


                    LEADERSHIP IN INTERACTIVE ENTERTAINMENT

-      Vivendi Universal: a worldwide leader in Interactive Entertainment
-      A bullish view of the market
-      Multiple growth opportunities

[HAVAS INTERACTIVE LOGO]

                 HAVAS INTERACTIVE IS THE HOME OF LEADING BRANDS




[SIERRA LOGO]       [BLIZZARD ENTERTAINMENT LOGO]  [FLIPSIDE.COM LOGO]


[HALF-LIFE LOGO]


[TRIBES 2 LOGO]        [DIABLO II LOGO]


[SWAT 3 LOGO]          [WARCRAFT LOGO]


[NASCAR RACING 3 LOGO]  [STARCRAFT LOGO]


[ZEUS LOGO]


[HOYLE LOGO]


[YOU DON'T KNOW JACK LOGO]

[HAVAS INTERACTIVE LOGO]

           HAVAS INTERACTIVE HAS 6 OF THE TOP 20 FRANCHISES ON THE PC


TOP 20 PC FRANCHISES - Aug 99 thru Jul 00, US + Europe
$ in millions


5      Diablo                   Blizzard                        $51

9      Half-Life                Sierra                          $38

12     Hoyle                    Sierra                          $33


17     YDKJ                     Sierra, Take 2                  $22
18     StarCraft                Blizzard                        $22

20     City Building            Sierra                          $20


Sources: PC Data, Gfk, ChartTrack, NPD

[HAVAS INTERACTIVE LOGO]

                 HAVAS INTERACTIVE IS A LEADER ACROSS PLATFORMS



HAVAS INTERACTIVE TODAY

North America & Europe

--------------------------------------------------------------------------------
                                GAMES           EDUCATION             CONSUMER
--------------------------------------------------------------------------------

PC                               #2                 #1                    #1

--------------------------------------------------------------------------------
PC + Console                  #5 --> 4             N/M                   N/M

--------------------------------------------------------------------------------
Online                           #1

--------------------------------------------------------------------------------

[HAVAS INTERACTIVE LOGO]

                  HAVAS INTERACTIVE IS GAINING GROUND ON THE PC


MARKET SHARE TRENDS (PC Only) - North America + Europe
YTD July '00


       [MARKET SHARE TRENDS (PC ONLY) - NORTH AMERICA + EUROPE BAR CHART]


                                       US MARKET SHARE

                                 YTD 99                 YTD 00
-----
EA                                14%                     20%
-----

------
HAVAS                             17%                     18%
------


Hasbro                            12%                     11%


Microsoft                          8%                      7%


Mattel                             8%                      6%


                                            EUROPE

                                 YTD 99                 YTD 00
-----
EA                                17%                     19%
-----

------
HAVAS                              7%                     10%
------


Eidos                             10%                      8%

----------
Microsoft                          5%                      8%
----------

-----------
Infogrames                         8%                      7%
-----------


                                          US + EUROPE

                                 YTD 99                 YTD 00
-----
EA                                15%                     19%
-----

------
HAVAS                             13%                     15%
------


Hasbro                            10%                      9%

----------
Microsoft                          7%                      7%
----------


Infogrames                         7%                      6%


Sources: PC Data, Gfk, ChartTrack, NPD

[HAVAS INTERACTIVE LOGO]   INCLUDING THE UNIVERSAL PROPERTIES, VIVENDI UNIVERSAL
                           IS THE SECOND LARGEST 3RD PARTY PLAYER ACROSS ALL
                           PLATFORMS.

       MARKET SHARE TRENDS - NORTH AMERICA + EUROPE, 3RD PARTY PUBLISHERS ONLY YTD JULY '00

[BAR GRAPH]

                      YTD 99          YTD 00
                      ------          ------
EA                      13%             12%

HAVAS + UIS              5%              6%

Activision               4%              5%

Infogrames               6%              4%

THQ                      4%              4%

Hasbro                   4%              4%

Eidos                    4%              3%

Acclaim                  4%              3%


Sources: PC Data, Gfk, ChartTrack, NPD

[HAVAS INTERACTIVE LOGO]   IN ONLINE GAMING, FLIPSIDE HAS TAKEN THE LEAD
                           AMONGST GAMES PUBLISHERS

REACH, AUG. 00, US                                           DURATION (MILLIONS OF MINUTES)
------------------                                           ------------------------------
[BAR GRAPH]                                                  [BAR GRAPH]
Speedyclick                              9.9%                Pogo Sites                               941

flipside                                 8.1%                flipside                                 499

Iwin                                     7.0%                Zone.com                                 320

Uproar                                   6.7%                Iwin                                     261

Gamesville                               4.1%                Mplayer Entertainment Network            239

Pogo Sites                               3.9%                Gamesville                               187

zone.com                                 3.2%                Uproar                                   175

Sandbox Sites                            2.2%                Boxerjam Sites                           135

Boxerjam Sites                           1.7%                Sandbox Sites                            112

EA Online                                1.6%                Speedyclick                               40

Nintendo                                 1.4%                EA Online                                 19

Mplayer Entertainment Network            1.3%                Gamespy Industries                        11

Gamespy Industries                       1.1%                Nintendo                                   9

Games.com (Hasbro)                       0.5%                Sega.com                                   2

Sega.com                                 0.4%                Activision                                 1

Activision.com                           0.3%                Games.com                                  0

Source: Media Metrix

[HAVAS INTERACTIVE LOGO]   FLIPSIDE IS AMONG THE TOP 15 SITES ON THE INTERNET,
                           ACROSS ALL CATEGORIES



             ---------------------------------------------------
                     9       FLIPSIDE.COM            20.6
             ---------------------------------------------------


Source: PC Data, August 2000

[HAVAS INTERACTIVE LOGO]   LEADERSHIP IN INTERACTIVE ENTERTAINMENT



- Vivendi Universal: a worldwide leader in Interactive
  Entertainment

--------------------------------
- A bullish view of the market
--------------------------------

- Multiple growth opportunities

[HAVAS INTERACTIVE LOGO]

                    THE OVERALL GAMES MARKET IS UP 15% YTD...

[GAMES MARKET GROWTH - JULY YTD, 2000 BAR CHART]
$ IN MILLIONS

                SEGMENT SIZE     PLATFORM GROWTH RATE**       PLATFORM GROWTH RATE**
                 (FY 1999)       (FY 1999 OVER FY 1998)        (YTD 00 OVER YTD 99)
PC**              $2,402                  14%                           2%

PSX               $4,803                 -10%                           3%

N64               $1,953                 -11%                          -3%

DC                  $651

GBOY              $1,313                  79%                          70%

OVERALL          $11,122                  12%                          15%

                 REGION SIZE        REGION GROWTH RATE       REGION GROWTH RATE
                  (FY 1999)      (FY 1999 OVER FY 1998)     (YTD 00 OVER YTD 99)
NA                 $5,462                  17%                       19%

EUROPE             $2,609                   8%                        7%

JAPAN**            $3,051                   8%                       N/A

OVERALL           $11,122                  12%                       15%


SOURCES: PC DATA, GFK, CHARTTRACK, NPD, CESA, FAMITSU
**JAPAN DATA NOT AVAILABLE FOR YTD 2000

[HAVAS INTERACTIVE LOGO]

              ...EVEN THOUGH IT HAS ENTERED A PHASE OF INSTABILITY

[US GAMES SOFTWARE MARKET LINE GRAPH]
$ IN BILLIONS


Sources: PC Data, NPD, & IDG

[HAVAS INTERACTIVE LOGO]

                  THE ONLINE GAME MARKET IS EXPECTED TO REACH
                      $ 5 BILLION IN 2004 WITH 73M PLAYERS

                       [ONLINE GAME MARKET SIZE BAR CHART]
                                  ($ MILLION)

               1999      2000     2001     2002     2003     2004
               ----      ----     ----     ----     ----     ----
US               24       160      540    1,080    1,990    2,810

EUROPE           58        87      339      755    1,433    2,126
               ----      ----     ----    -----    -----    -----
                 82       247      879    1,835    3,423    4,936


Source: Datamonitor

[HAVAS INTERACTIVE LOGO]

                 BY 2003, IT WOULD REPRESENT APPROXIMATELY 20%
                              OF THE TOTAL MARKET.

[TOTAL GAMES MARKET -- US + EUROPE BAR CHART]
$ IN BILLIONS

                        1999            2003
                        ----            ----
ONLINE GAMING            0.1             3.4

PC ENTERTAINMENT         2.4             3.3

CONSOLES                 5.7             8.4
                        ----            ----
                         8.2            15.1

SOURCE:IDG

[HAVAS INTERACTIVE LOGO]

                     LEADERSHIP IN INTERACTIVE ENTERTAINMENT

-      Vivendi Universal: a worldwide leader in Interactive Entertainment

-      A bullish view of the market

-      Multiple growth opportunities

[HAVAS INTERACTIVE LOGO]

                                 FOUR PRIORITIES

1.      International growth

2.      Console expansion

3.      Online

4.      Universal synergies

[LOGO]

THE $11 BILLION GAMES MARKET IS A GLOBAL BUSINESS, WITH 50% OF 1999 REVENUES COMING FROM JAPAN AND EUROPE.

GAMES MARKET BY REGION
FY 1999, $ IN BILLIONS

                                  [PIE CHART]

JAPAN              $3.1         27%

EUROPE             $2.6         23%

NA                 $5.5         50%

Sources: PC Data, Gfk, ChartTrack, NPD, CESA, Famitsu

[LOGO]

          INTERNATIONAL MARKETS HAVE BECOME A PRIORITY FOR THE COMPANY.
               NOW AIMING FOR A SELECTED VOLUME ACROSS 3 REGIONS.


LAUNCH OF DIABLO II-1st 4 months of release
Units

                                  [BAR CHART]

                                 KEY STRATEGIES

-      Simultaneous release

-      Copy Protection

-      Price Control

-      Re-export Restrictions

[LOGO]

            HAVAS INTERACTIVE HAS LAUNCHED 10 CONSOLE TITLES IN 2000

--------------------------------------------------------------------
                                          PSX        DC       GBC
--------------------------------------------------------------------
CASUAL GAMES       Hoyle                   1                   2
--------------------------------------------------------------------
                   You Don't Know          1
                   Jack
--------------------------------------------------------------------
                   Who Wants to                      1
                   Beat up a
                   Millionaire
--------------------------------------------------------------------
                   Pool                              1
--------------------------------------------------------------------
                   3D Ultra Pinball                            1
--------------------------------------------------------------------
EDUTAINMENT        Sabrina                 1                   1
--------------------------------------------------------------------
                   Teletubbies             1
--------------------------------------------------------------------

[PHOTO]

IN 2001, HAVAS INTERACTIVE WILL BE A KEY PLAYER ON THE X-BOX AND THE PS2

[XBOX LOGO]

-      6 to 8 titles by Christmas

-      3 to 5 titles at launch

[PLAYSTATION 2 LOGO]

-      4 titles

[GAMEBOY LOGO]

-      4 titles

[.COM LOGO]

                ONLINE GAMING REVENUES WILL REPRESENT MORE THAN
                10% OF TOTAL GAMES REVENUES NEXT YEAR. ACTIVITY
                  WILL BREAK EVEN IN SECOND HALF OF THE YEAR.

FLIPSIDE REVENUE AS % OF TOTAL GAMES REVENUE

1999    0%
2000    7%
2001   13%

[.COM LOGO]

                 FLIPSIDE IS PURSUING A MEDIA NEUTRAL STRATEGY

-      Become the leading household name in the Online Game Space

- Expand our leadership positions geographically and across multiple \ platforms

       [PHOTO] Interactive Televsion

       [PHOTO] Online on mobile terminals

       [PHOTO] Console

       [VIZZAVI LOGO] Vizzavi

       [VIVENDI UNIVERSAL LOGO] Leverage Flips to increase traffic, retention and revenues of all Vivendi Universal sites

[UNIVERSAL LOGO]

                        SYNERGIES ARE BEING EXPLORED AND
                  PURSUED WITH UNIVERSAL, OFFLINE AND ONLINE.

- Publishing Opportunities              Spyro, Gladiator, Jurassic Park...

- Distribution Opportunities            Grinch, Mummy, Woody the Woodpecker

- Licensing Opportunities               TBD

- Online Opportunities                  Promotion of Flipside across properties

                                        Universal content on Flipside

                                        Flips as Vivendi Universal loyalty
                                        program

                            [VIVENDI UNIVERSAL LOGO]